Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-139662

PROSPECTUS

WORLD HEART CORPORATION

48,593,200 Common Shares

This prospectus relates to the sale, transfer or other disposition of up to 48,593,200 common shares of World Heart Corporation that some of our shareholders or their transferees may dispose of from time to time.  The selling shareholders include those holders named in the table entitled “Selling Shareholders” beginning on page 9 of this prospectus.  The common shares being offered by this prospectus were previously issued to the selling shareholders in unregistered sales of the securities.

In the United States, our common shares trade on the Nasdaq Capital Market (“Nasdaq”) under the listing symbol “WHRT.”  In Canada, our common shares trade on the Toronto Stock Exchange (“TSX”) under the listing symbol “WHT.”  On February 7, 2007, the last reported sale price for the common shares was $0.43 on Nasdaq and Cdn$0.51 on the TSX.  We will not receive any proceeds from the disposition by the selling shareholders or their transferees of the common shares that are covered by this prospectus.

The disposition of the common shares covered by this prospectus may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of the sale or at negotiated prices.

The selling shareholders will pay all brokerage fees and commissions and similar expenses.  We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the shares with the Securities and Exchange Commission.

AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK.  BEFORE PURCHASING ANY COMMON SHARES, YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THE COMMON SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is February 7, 2007.

TABLE OF CONTENTS

ABOUT THIS PROSPECTUS

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

THE COMPANY

RISK FACTORS

USE OF PROCEEDS

SELLING SHAREHOLDERS

PLAN OF DISTRIBUTION

SHARE CAPITAL

ENFORCEABILITY OF CIVIL LIABILITIES

EXPERTS

LEGAL MATTERS

WHERE YOU CAN GET MORE INFORMATION

INCORPORATION OF DOCUMENTS BY REFERENCE

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.  Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, using a “shelf” registration or continuous offering process.  Under this shelf registration process, the selling shareholders may from time to time sell the common shares described in this prospectus in one or more offerings.

All references to “we,” “us,” “our,” “WorldHeart” or the “Company” is this prospectus are to World Heart Corporation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act.  The forward-looking statements include statements regarding our expectations with respect to the cost reduction efforts and its impact on our ability to maintain operations, our ability to secure additional funding, or the ability to form strategic partnerships, and statements about future development plans for our next generation product candidates, Levacor™ rotary VAD and Novacor® II, including the timing and scope of clinical trials, as well as, other statements that can be identified by the use of forward-looking language, such as “believe,” “feel,” “expect,” “may,” “will,” “should,” “seek,” “plan,” “anticipate,” or “intend” or the negative of those terms, or by discussions of strategy or intentions.  These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results and performance expressed or implied by these forward-looking information.  Important factors that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements include:

•                  our need for additional significant financings in the future;

•                  delays in completion of cost reduction programs associated with the recently announced restructuring plan;

•                  costs and delays associated with clinical trials for our products and next-generation product candidates, such as Levacor rotary VAD and Novacor II;

•                  decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our products;

•                  continued shift in market demand away from first generation VAD products, resulting in further reduced sales of our Novacor LVAS (Left Ventricular Assist System) product;

•                  continued slower Destination Therapy adoption rate for VADs;

•                  limitations on third-party reimbursement;

•                  our ability to obtain and enforce in a timely manner patent and other intellectual property protection for our technology and products;

•                  our ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties’ intellectual property;

•                  our ability to enter into corporate alliances or other strategic relationships relating to the development and commercialization of our technology and products;

•                  loss of commercial market share to competitors due to our financial condition; and

•                  other factors we discuss in this prospectus under the heading “RISK FACTORS.”

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

THE COMPANY

World Heart Corporation is a developer of mechanical circulatory support systems, including VADs, which are mechanical pumps that allow for the restoration of normal blood circulation to patients suffering from advanced heart failure.  We have facilities in Oakland, California, Salt Lake City, Utah and Heesch, Netherlands.  We currently derive substantially all of our revenue from our Novacor® LVAS and related peripheral equipment which we manufacture in Oakland and sell directly to medical clinics and hospitals in the United States, most of Europe and Canada and through a distributor in certain other countries.

The Novacor LVAS is commercially approved as a bridge-to-transplantation device in the United States and Canada.  In Europe, the Novacor LVAS has unrestricted approval for use as an alternative to transplantation, a bridge-to-transplantation, and to support patients who may have an ability to recover the use of their natural heart.  In Japan, the device is commercially approved for use in cardiac patients at risk of imminent death from non-reversible left ventricular failure for which there is no alternative except heart transplantation.

Our primary development program is for a magnetically levitated centrifugal rotary VAD, called LevacorTM.  A successful first in-human clinical trial of the Levacor Rotary VAD was initiated in Europe in March 2006 with a second successful implant in May 2006.  The first and second implanted patients were weaned from the Levacor rotary VAD and discharged from the hospital in June and August 2006, respectively.  Additional clinical implants are planned for North America.  Assuming successful completion of the necessary financing, we plan to develop in the future other next-generation devices including a small implantable pulsatile VAD, called the Novacor II.

On November 13, 2006, we entered into a purchase agreement with certain new and current investors for a private placement financing consisting of two tranches.  The first tranche of the financing related to the sale of 11.0 million common shares at $0.25 per share for a total consideration of $2.75 million and was closed on November 16, 2006.  The second closing for $11.31 million, or 45.2 million common shares, took place on December 21, 2006, following shareholder approval received at our Annual and Special Meeting held on December 20, 2006.  Gross proceeds from both tranches of the financing equal to approximately $14.1 million at a price of $0.25 per common share.  In addition, we will pay placement agent fees equal to 6% of the gross proceeds payable in common shares totaling approximately 3.4 million shares.  Under the terms of the transaction, we are required to register for resale the common shares acquired pursuant to the private placement, including the common shares issued as placement agent fees. We registered the 11.0 common shares issued in the first tranche of the financing on December 18, 2006.  This prospectus is related to the registration of the 45.2 million common shares issued in the second tranche of the financing and the approximately 3.4 million shares issued to the placement agent at the same time.

In addition, as part of our continuing efforts to control spending, and in response to changing market conditions for our Novacor LVAS product, we announced on November 14, 2006 a significant restructuring and realignment of our business operations to better focus on the development of our next generation Levacor rotary VAD.  The restructuring program reduces manufacturing, selling and administrative costs, primarily associated with the Novacor LVAS product.  The program includes a reduction in workforce of 50 to 55 persons, or about 50% of our current workforce, primarily at our Oakland, California and Heesch, Netherlands locations. On December 14, 2006, we also announced that, consistent with the restructuring program, we determined to discontinue enrollment in our RELIANT trial of Novacor LVAS for destination therapy.  At the same time, we announced that two clinical teams in Canada completed the technical and clinical training for use of our Levacor rotary VAD.

Our head office is located at 7799 Pardee Lane, Oakland, California, 94621 and our telephone number is (510) 563-5000.  We also have operations at 4750 Wiley Post Way, Suite 120, Salt Lake City, Utah 84116, telephone number 801-355-6255.  World Heart B.V., a wholly owned subsidiary, is located at Cereslan 34, 5384 VT Heesch, Netherlands, and its telephone number is +31-(0)412-487050.  Our registered office in the Province of Ontario is 40 Elgin Street, Suite 1400, Ottawa, Ontario K1P 5K6.  2007262 Ontario Inc., an associated research and development company and wholly owned subsidiary, is also located in Ottawa, Ontario.

RISK FACTORS

You should carefully consider the following risk factors in evaluating WorldHeart.  Additional risks and uncertainties not presently known to us or that we currently consider not material may also impair our business, financial condition and results of operations.  If any of the events described below actually occurs, our business, financial condition and results of operations could be materially adversely affected.

Risk Factors Relating to Our Business

We will require significant capital investment to continue our product development programs and to bring future products and product enhancements to market, and if adequate funding is not available, our financial condition will be adversely affected and we may have to further curtail or eliminate our development programs and significantly reduce our expenses.

Our investment of capital has been and will continue to be significant.  Developing our technology, future products and continued product enhancements, including those of the Levacor rotary VAD and Novacor II technologies, require a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development and regulatory approval.  We have had difficulties raising the necessary capital, and while we recently entered into a private placement financing for anticipated gross proceeds of about $14.1 million, we will require additional financings in the future.  If adequate funds are not available when needed, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves.  In addition, while in November 2006 we announced a significant restructuring and cost reductions initiatives, we may be required to further reduce our operating expenses, including but not limited to, reductions in salaries and/or elimination of employees and consultants.  The inability to obtain additional financing or enter into strategic relationships when needed will have a material adverse effect on our business, financial condition and results of operations.  In addition, our November 2006 restructuring may not result in the cost reductions that we anticipate and our ability to curtail expenses in the future may be limited.

We have had substantial losses since incorporation and expect to continue to operate at a loss while our products are under development, and we may never become profitable.

Since our inception in 1996, we incurred cumulative losses of approximately $267 million, a significant portion of which relates to the costs of internally developed and acquired technologies.  Our research and development expenses have increased significantly over the past year, primarily due to the acquisition of substantially all of the assets of MedQuest Products, Inc. in July 2005 and our investment in the development programs for our next generation products, Levacor rotary VAD and Novacor II.  Our research and development activities will likely result in additional significant losses in future periods.  These expenditures include costs associated with performing pre-clinical testing and clinical trials for our next generation products, continuing research and development, seeking regulatory approvals and, if we receive these approvals, commencing commercial manufacturing, sales and marketing of our products.

We may be unable to obtain regulatory approvals, which will prevent us from selling our products and generating revenue.

Most countries, including the United States, Canada and countries in Europe, require regulatory approval prior to the commercial distribution of medical devices.  In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada (e.g., Health Canada), and in European and other countries.  The approval process is expensive and time consuming.  Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, government refusal to grant marketing approval for devices, withdrawal of marketing approvals and criminal prosecution.  The inability to obtain the appropriate regulatory approvals for our products in the United States, Canada and the rest of the world will prevent us from selling our products which would have a material adverse effect on our business, financial condition and results of operations.

In the United States, we commenced our RELIANT trial in the second quarter of 2004 to support submission of a PMA Supplement to the FDA for the use of the Novacor LVAS for destination therapy.  Although in April 2006, we received conditional approval from the FDA to change the trial inclusion criteria and to reduce the number of patients required for approvability, enrolment in the RELIANT Trial continued to be slower than anticipated, primarily due to what we believe to be a shift in market demand away from first generation VADs, including our Novacor LVAS, and the loss of commercial market share to our competitors due to our financial condition. As a result, in December 2006, we discontinued enrollment in the RELIANT trial to focus our resources on the next generation products, in particular our Levacor rotary VAD, which began an initial human feasibility clinical trial in March 2006 in Europe.  The Novacor II’s first animal implant occurred in July 2005, and if adequate funding is available, we intend to continue pre-clinical testing in animals in 2007.

There can be no assurance that the FDA, Health Canada or any other regulatory authority will act favorably or quickly in its review of our applications, if and when made, and we may face significant difficulties and costs obtaining such approvals that could delay or preclude us from selling our next-generation products in the United States, Europe, Canada and elsewhere.  Failure to receive, or delays in receiving, such approvals, including the need for extended clinical trials or additional data as a prerequisite to approval, limitations on the intended use of our next-generation products, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of products.

To date, all of our revenues have resulted from sales of the Novacor LVAS and related technologies.  Our future financial performance depends on our ability to realign our resources to focus on the development, regulatory approval, introduction, customer acceptance and sales and marketing of the Levacor rotary VAD and the Novacor II.  Prior to any commercial use, our products currently under development will require significant additional capital for research and development efforts, extensive pre-clinical and clinical testing and regulatory approval.

New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the commercialization of the Levacor rotary VAD and Novacor II.  Any significant delays in, or premature termination of, clinical trials of our products under development would have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of our technologies and products is uncertain and our selling and distribution capability is limited and has been further reduced by our recent cost reduction initiatives.

The Novacor LVAS and our next-generation Levacor rotary VAD and Novacor II represent ventricular assist technologies that must compete with other products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and total artificial heart devices.  In addition, although we believe that the destination therapy market opportunity for VADs is significant, adoption rates have continued to be much slower than anticipated.

We have a limited number of sales and technical support personnel compared with other medical device companies in our industry segment, and our financial condition recently required us to make significant personnel reductions in those areas, which may put us at a further competitive disadvantage in the marketplace.  Failure of our products to achieve significant market acceptance due to competitive therapies and our very limited selling and distribution could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition and technological obsolescence of our products.

In addition to competing with other less-invasive therapies for heart failure, including medications and pacing technology, our products, if regulatory approvals are obtained, will compete with ventricular assist technology being developed and sold by a number of other companies.  Competition from medical device companies and medical device subsidiaries of healthcare and pharmaceutical companies is intense and expected to increase.

Most of our competitors have financial, technical, manufacturing, distribution and marketing resources substantially greater than ours.  Third parties may succeed in developing or marketing technologies and products which are more effective and more timely than those developed or marketed by us which could render our technology and products non-competitive or obsolete, or we may not be able to keep pace with technological developments or our competitors’ time frames, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, companies in similar businesses are entering into business combinations with one another which may create more powerful or aggressive competitors.  We will not be able to compete successfully as future markets evolve, and we may have to pursue additional acquisitions or other business combinations or strategic alliances.  Increased competitive pressure could lead to lower sales and prices of our products, and this could harm our business, results of operations and financial condition.

There are limitations on third-party reimbursement for the cost of implanting our devices.

Individual patients will seldom be able to pay directly for the costs of implanting our devices.  Successful commercialization of our products will depend in large part upon the availability of adequate reimbursement for the treatment and medical costs from third-party payers, including governmental and private health insurers and managed care organizations.  Consequently, we expect that our products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

The coverage and the level of payment provided by third-party payers in the United States and other countries vary according to a number of factors, including the medical procedure, third-party payer, location and cost.  In the United States, many private payers follow the recommendations of the Centers of Medicare and Medicaid Services, which establish guidelines for the governmental coverage of procedures, services and medical equipment.

There can be no assurance with respect to any markets in which we seek to distribute our products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for our products or our ability to sell our products on a profitable basis, particularly if the installed cost of our systems and devices should be more expensive than competing products or procedures.  The unavailability of third-party payer coverage or the inadequacy of reimbursement would have a material adverse effect on our business, financial condition and results of operations.

If we cannot protect our intellectual property, our business could be adversely affected.

Our intellectual property rights, including those relating to our Levacor rotary VAD, are and will continue to be a critical component of our success.  The loss of critical licenses, patents or trade secret protection for technologies or know-how relating to our current product and our products in development could adversely affect our business prospects.  Our business will also depend in part on our ability to defend our existing and future intellectual property rights and conduct our business activities free of infringement claims by third parties.  We intend to seek additional patents, but our pending and future patent applications may not be approved, may not give us a competitive advantage and could be challenged by others.  Patent proceedings in the United States and in other countries may be expensive and time consuming.  In addition, patents issued by foreign countries may afford less protection than is available under United States intellectual property law, and may not adequately protect our proprietary information.

Our competitors may independently develop proprietary non-infringing technologies and processes that are substantially similar to ours, or design around our patents.  In addition, others could develop technologies or obtain patents, which would render our patents and patent rights obsolete.  Claims by competitors and other third parties that our products allegedly infringe the patent rights of others could have a material adverse effect on our business.  We could encounter legal and financial difficulties in enforcing our licenses and patent rights against alleged infringers.  The medical device industry and cardiovascular device market, in particular, is characterized by frequent and substantial intellectual property litigation.  Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict.  Any future litigation, regardless of outcome, could result in substantial expense and significant diversion for our technical and management personnel.  An adverse determination in any such proceeding could subject us to significant liabilities or require us to seek additional licenses from third parties, pay damages and/or royalties that may be substantial or force us to redesign the related product.  These alternatives may be uneconomical or impossible.  Furthermore, we cannot assure you that if additional licenses are necessary that they would be available on satisfactory terms or at all.  Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to product liability claims.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of the Novacor LVAS, and if and when regulatory approvals are received, the Levacor rotary VAD and the Novacor II, by device recipients in whom the devices are implanted or by their families.  Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by us.  A successful claim brought against us in excess of, or outside of, our insurance coverage would have a material adverse effect on our financial condition.  Claims against us, regardless of their merit or potential outcome, could also have a material adverse effect on our ability to obtain physician endorsement of our products, to expand our business or obtain insurance in the future which could have a material adverse effect on our business and results of operations.

We face risks associated with our manufacturing operations, risks resulting from dependence on third-party manufacturers, and risks related to dependence on sole suppliers.

The manufacture of our products is a complex operation involving a number of separate processes and components.  Material costs are high and certain of the manufacturing processes involved are labor-intensive.  The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays.  We, or any entity manufacturing products or components on our behalf, may not be able to comply with applicable governmental regulations or satisfy regulatory inspections in connection with the manufacture of our products, which would have a material adverse effect on our business, financial condition and results of operations.

We often dependent on single-source third-party manufacturers for several of the components used in our products.  We do not have agreements with many of such single-source manufacturers and purchase these components pursuant to purchase orders placed from time to time in the ordinary course of business.  We are substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favorable terms.  These manufacturers also produce components for certain of our competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy our inventory or scheduling requirements during any period of sustained demand, or that we will not be subject to the risk of price fluctuations and periodic delays.  Although we believe that our relationships with our manufacturers are satisfactory and that alternative sources for the components we currently purchase from single-source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply, would have a material adverse effect on us.  Failure or delay by such manufacturers in supplying components to us on favorable terms could also adversely affect our operating margins and our ability to develop and deliver our products on a timely and competitive basis which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel.

As a result of the specialized scientific nature of our business, we are dependent on our ability to attract and retain qualified scientific, technical and key management personnel.  We face intense competition for such persons and we may not be able to attract or retain such individuals.  Currently, we do not have key man insurance for our Chief Executive Officer or any other executive officer.  Our recent restructuring and cost reduction efforts may result in a decline in the employee morale and make it even more difficult for us to attract and retain qualified personnel.

Risk Factors Relating to Our Common Shares

The price of our shares is highly volatile, and if we do not regain compliance with Nasdaq minimum share price requirements, we may be delisted.

As a small capitalization medical device company, the price of our common shares has been, and is likely to continue to be, highly volatile.  Future announcements concerning us or our competitors, quarterly variations in operating results, introduction of new products, delays in the introduction of new products or changes in product pricing policies by us or our competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings estimates or our ratings by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of our common shares to fluctuate substantially.  There can be no assurance that the market price of our common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Currently our common shares are quoted on the Nasdaq Capital Market under the symbol “WHRT” and listed on the Toronto Stock Exchange under the symbol “WHT.”  We must satisfy certain minimum listing maintenance requirements to maintain the Nasdaq quotation, including a series of financial tests relating to shareholders equity or net income or market value, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share.

On June 20, 2006, we received a letter from Nasdaq Global Market, where our shares were listed at the time, indicating that, for 30 consecutive business days, the bid price of our common shares had closed below the minimum $1.00 per share requirement for continued listing on Nasdaq and that, in accordance with Nasdaq rules, we had 180 calendar days (until December 18, 2006) to regain compliance.  On November 20, 2006, we received a letter from Nasdaq Global Market indicating that our shareholders’ equity did not comply with the minimum $10,000,000 requirement for continued listing on the Nasdaq Global Market. On December 5, 2006, we announced that we applied for transfer of the listing of our common shares to the Nasdaq Capital Market, which transfer was approved on December 13, 2006.

As part of the transfer to the Nasdaq Capital Market, we have been granted an additional 180-day period, or until June 15, 2007, to regain compliance with the minimum bid price rules.  If we do not regain compliance within the allotted compliance period, our common shares may be delisted from Nasdaq.  At that time, we would be entitled to appeal the staff’s determination to a Nasdaq Listing Qualifications Panel.  If the common shares were to be delisted, they would trade on the Over-the-Counter Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc., which are viewed by most investors as less desirable and less liquid market places.  This could make trading more difficult for our investors, leading to lower trading volumes and declines in share price, which would also make it more difficult and expensive for us to raise additional capital.

Our Board of Directors believes that a reverse stock split may be the most effective means of avoiding delisting of our common shares from the Nasdaq Capital Market, and therefore has unanimously approved an amendment to our articles that would permit the Board, in its sole discretion, to effect a reverse stock split of our outstanding common shares in an exchange ratio ranging from two-to-one to ten-to-one.  The discretionary authority to allow our Board of Directors to amend our articles was approved by our shareholders at our Annual and Special Meeting of Shareholders held on December 20, 2006.  The reverse stock split, if effected, may not result in our regaining compliance with Nasdaq rules.

The sales of common shares by our shareholders could depress the price of our common shares.

If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall.  These sales might also make it more difficult for us to sell equity or equity related securities at a time and price that we would deem appropriate.  All of the common shares we issued in the first closing of our recent private placement have been registered pursuant to a separate resale registration statement, and the shares we issued in the second tranche are being registered pursuant to this registration statement.  We have also previously registered for resale shares issued in connection with the MedQuest acquisition and a related private placement completed in 2005.  Sales by these shareholders could have an adverse impact on the trading price of our common shares.

The concentration of our capital stock ownership following the completion of the recent private placement may limit your ability to influence corporate matters.

Our common shares are held by a relatively small number of investors.  After the completion of our $14.1million private placement financing, our two largest shareholders collectively beneficially own approximately 53% of our common shares.  These investors also have certain rights to designate members of our board of director and may exercise significant influence over all matters requiring shareholder approval, including elections of directors and significant corporate transactions, such as a merger or other sale of our Company or our assets for the foreseeable future.  This concentrated control may limit your ability to influence corporate matters, and, as a result, we may take actions that our shareholders do not view as beneficial.

Because we do not intend to pay, and have not paid, any cash dividends on our common shares, our shareholders will not be able to receive a return on their common shares unless the value of our common shares appreciates and they sell them.

We have never paid any cash dividends on our common shares and intent to retain future earnings, if any, to finance the development and expansion of our business.  We do not anticipate paying any cash dividends on our common shares in the foreseeable future.  As a result, our shareholders will not be able to receive a return on their common shares unless the value of our common shares appreciates and they sell them.

USE OF PROCEEDS

This prospectus relates to the sale, transfer or other disposition of common shares by the selling shareholders.  We will not receive any proceeds from any such disposition.

SELLING SHAREHOLDERS

This prospectus covers up to 48,593,200 of our common shares held by the selling shareholders listed below.  The term “selling shareholders” includes the shareholders listed below and their transferees, pledges, donees or other successors.

The table below contains information concerning the selling shareholders’ beneficial ownership of our common shares as of December 22, 2006.  Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.  The table below has been prepared based solely on information provided to us by the selling shareholders.

To our knowledge, except as noted below, none of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer.  Except as described below, neither the selling shareholders nor any of their affiliates have held any position or office or had any other material relationship with us or any of our affiliates within the past three years other than as a result of the ownership of our securities.

The registration statement of which this prospectus is a part has been filed pursuant to registration rights granted to the selling shareholders as part of a private offering, the second and final tranche of which was completed on December 21, 2006.

Under the terms of a registration rights agreement between us, the selling shareholders and other parties, we will pay all expenses of the registration of the common shares, including SEC filings fees, except that the selling shareholders will pay all underwriting discounts and selling commissions, if any.  Our expenses for the registration of the common shares are estimated to be $40,000.

Because the selling shareholders, may sell, transfer or otherwise dispose of all, some or none of the common shares covered by this prospectus, we cannot determine the number of common shares that will be sold, transferred or otherwise disposed of by the selling shareholders.  For the purposes of the table below, we assume that the selling shareholders will sell all common shares covered by this prospectus.

Except as described below, the selling shareholders have sole voting and investment power over the common shares listed in the table.

Selling Shareholders

Selling Shareholders	Number of Common Shares Owned Before the Offering	Number of Common Shares to be Resold in the Offering	Percentage of Common Shares Owned Before the Offering (1)	Number of Common Shares Held After the Offering
Austin W. Marxe and David M. Greenhouse (2) 153 East 53rd Street New York, NY 10022	33,744,701	20,000,000	28.9%	13,744,701
Maverick Venture Management, LLC (3) 737 Bryant Street Palo Alto, CA 94301	28,007,033	12,000,000	24.3%	16,007,033
SF Capital Partners Ltd (4)** c/o Stark Offshore Management LLC 3600 South Lake Drive St. Francis, WI 53235	11,013,356	8,000,000	9.5%	3,013,356
Oppenheim Pramerica Asset Management S.à r.l on behalf of FCP OP Medical BioHealth-Trends (5)** 4, rue Jean Monnet L-2180 Luxembourg	3,771,509	2,800,000	3.3%	971,509
ThinkEquity Partners LLC (6)** 600 Montgomery Street San Francisco, CA 94111	3,373,200	3,373,200	2.9%	0

Selling Shareholders (2)(3)	Number of Common Shares Owned Before the Offering	Number of Common Shares to be Resold in the Offering	Percentage of Common Shares Owned Before the Offering (1)	Number of Common Shares Held After the Offering
GRT Health Care, L.P. (7) 50 Milk Street, Floor 21 Boston, MA 02109	1,200,000	1,200,000	1.0%	0
Jal S. Jassawalla & Janette Diane Jassawalla, Trustees for the Jassawalla Family Trust U/A DTD 06/28/94(8) c/o World Heart Corporation 7799 Pardee Lane Oakland, CA 94621	2,218,929	400,000	1.9%	1,818,929
James Long (9) 4461 South Parkview Drive Salt Lake City, UT 84124	1,063,709	200,000	*	863,709
Phillip J. Miller (10) c/o World Heart Corporation 7799 Pardee Lane Oakland, CA 94621	540,270	200,000	*	340,270
Petrus G. M. Jansen (11) c/o World Heart Corporation 7799 Pardee Lane Oakland, CA 94621	525,000	200,000	*	325,000
Herbert Chen (12) c/o World Heart Corporation 7799 Pardee Lane Oakland, CA 94621	241,164	100,000	*	141,164
James and Kitt Lee, Joint Tenants (13) c/o World Heart Corporation 7799 Pardee Lane Oakland, CA 94621	267,865	80,000	*	187,865
Frank Beering (14) c/o World Heart Corporation 7799 Pardee Lane Oakland, CA 94621	166,354	40,000	*	126,354

* Less than 1%

** Registered broker-dealer or affiliate of a registered broker-dealer.

(1)	Percentage ownership is based on 115,072,749 common shares outstanding as of December 22, 2006.

(2)

Includes warrants to purchase 316,915 common shares and 5,878,103 common shares held by Special Situations Cayman Fund, L.P., warrants to purchase 76,622 common shares and 1,750,683 common shares held by Special Situations Fund III, L.P., warrants to purchase 874,124 common shares and 17,651,468 common shares held by Special Situations Fund III QP, L.P., and warrants to purchase 345,726 common shares and 6,851,060 common shares held by Special Situations Private Equity Fund, L.P. MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P.  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P., the Special Situations Private Equity Fund, L.P. and the Special Situations Life Sciences Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. Special Situation Funds, our largest shareholder, is entitled to two nominees on our Board of Directors depending on certain ownership requirements of our common shares. Mr. Robert J. Majteles, one of our directors, serves on our Board of Directors as a designee of the Special Situations Funds. Under an agreement between Treehouse Capital, LLC, an investment firm founded by Mr. Majteles, and the Special Situations Funds, Mr. Majteles is required to act independently of the Funds in discharging his fiduciary duties to shareholders of any company for which he serves as a member of the Board of Directors and also is obligated not to disclose to the Funds or use for his own benefit any confidential information he obtains in connection with his service as a director for a particular portfolio company. Mr. Majteles does not have or share voting or dispositive power over any securities held by the Funds. Mr. Majteles has agreed to serve as a member of our Board of Directors pursuant to this agreement.

(3)

The managers of Maverick Venture Management, LLC are Kevin R. Compton and Gayla J. Compton who share voting and dispositive power over the shares, but disclaim beneficial ownership, except to the extent of their pecuniary interest therein. Maverick, our second largest shareholder, is entitled to two nominees on our Board of Directors if Maverick’s shareholdings are at least 25% of our issued and outstanding common shares and is entitled to one nominee on the Board if Maverick’s shareholdings are between 15% and less than 25%. Under an agreement with Maverick, the number of directors may not exceed seven. To date, Maverick has not nominated any directors to serve on our Board.

(4)

Includes warrants to purchase 691,244 common shares. The shares and the warrants are held directly by SF Capital Partners Ltd. Messrs. Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC, which acts as an investment manager and has sole power to direct the management of SF Capital. Through Stark Offshore, Messrs. Roth and Stark possess voting and dispositive power over the shares but disclaim beneficial ownership thereof. SF Capital is an affiliate of Shepherd Trading Limited and Reliant Trading, each of which is a registered broker-dealer.

(5)

FCP OP MEDICAL BioHealth-Trends is a subfund of FCP OP MEDICAL, a Luxembourg investment fund (the “Fund”).  Oppenheim Pramerica Asset Management S.A r.l. in Luxembourg (“Oppenheim”), is the management company of the Fund, and is an affiliate of Prudential Equity Group, LLC.  Oppenheim is 50%-owned by PGLII, Inc., Delaware, which is owned by Prudential International Investments Corp., USA, which is owned by Prudential Financial, USA, also a parent company of Prudential Equity Group, LLC.  Andreas Jockel, one of the Managing Directors of Oppenheim, possesses voting and dispositive power over the shares, but disclaims beneficial ownership, except to the extent of his pecuniary interests therein.

(6)

Michael Moe and Deborah Quazzo share voting and dispositive power over the shares, but disclaim beneficial ownership, except to the extent of their pecuniary interests therein. As the placement agent in our private offering, ThinkEquity Partners LLC agreed to take the fee for its services in the form of the shares.

(7)	Timothy A. Krochuk possesses voting and dispositive power over the shares, but disclaims beneficial ownership, except to the extent of his pecuniary interests therein.

(8)	Includes options for 1,788,929 common shares. All of those options are exercisable within 60 days of December 22, 2006. Mr. Jassawalla is our President and Chief Executive Officer.

(9)	Includes options for 500,000 common shares. All of those options are exercisable within 60 days of December 22, 2006. Dr. Long is clinical advisor to World Heart.

(10)	Includes options for 325,270 common shares. All of those options are exercisable within 60 days of December 22, 2006. Mr. Miller is our Vice President Research and Development.

(11)	Includes options for 325,000 common shares. All of those options are exercisable within 60 days of December 22, 2006. Dr. Jansen is our Managing Director Europe and Chief Medical Officer.

(12)	Includes options for 141,164 common shares. All of those options are exercisable within 60 days of December 22, 2006. Mr. Chen is an employee of World Heart.

(13)	Includes options for 187,865 common shares. All of those options are exercisable within 60 days of December 22, 2006. Mr. Chen is an employee of World Heart.

(14)	Includes options for 125,640 common shares. All of those options are exercisable within 60 days of December 22, 2006. Mr. Beering is an employee of World Heart.

Information about any other selling shareholders will be included in prospectus supplements or post-effective amendments, if required.  Information about the selling shareholders may change from time to time.  Any changed information with respect to which we are given notice will be included in prospectus supplements.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling common shares received after the date of this prospectus from a selling shareholder as a gift, pledge, distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their common shares on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares:

•                                          ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                                          block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•                                          purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                                          an exchange distribution in accordance with the rules of the applicable exchange;

•                                          privately negotiated transactions;

•                                          short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•                                          through the settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•                                          broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

•                                          a combination of any such methods of sale; and

•                                          any other legally available means.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the common shares owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.  The selling shareholders also may transfer the common shares in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common shares, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common shares in the course of hedging the positions they assume.  The selling shareholders may also sell common shares short and deliver these securities to close out their short positions, or loan or pledge the common shares to broker-dealers that in turn may sell these securities.  The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common shares offered by them will be the purchase price of the common shares less discounts or commissions, if any.  Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common shares to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling shareholders also may resell all or a portion of the common shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common shares may be deemed “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act, such as ThinkEquity Partners LLC, will be subject to the prospectus delivery requirements of the Securities Act.

Two of the selling shareholders are affiliates of broker-dealers. Each of these selling shareholders has informed us that: (1) the selling shareholder purchased the shares in the ordinary course of business and (2) at the time that the shares were purchased, the selling shareholder had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

To the extent required, the common shares to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealers or underwriters and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common shares may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common shares may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of common shares in the market and to the activities of the selling shareholders and their affiliates.  In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the common shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the common shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the common shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.  As of December 22, 2006, there were 115,072,749 common shares outstanding and no preferred shares issued and outstanding.

Common Shares

Each common share entitles its holder to one vote at meetings of our shareholders, except meetings at which only the holders of another class or series of shares are entitled to vote and, subject to the prior rights of holders of any preferred shares, to receive any dividends declared by the board of directors and to receive our property upon liquidation, dissolution or winding up.  All outstanding common shares and preferred shares are fully paid and non-assessable.

Preferred Shares

The board of directors has the authority to issue an unlimited number of preferred shares, issuable in series, and to determine prior to any such issuance the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders.  Preferred shares may, at the discretion of the board of directors, be entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.  If any cumulative dividends or amounts payable on return of capital are not paid in full, preferred shares of all issued series would participate ratably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Canada.  Several of our directors and the experts named in this prospectus are residents of Canada and a portion of their assets and a portion of our assets are located outside of the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon the civil liability under the Federal securities laws of the United States.  McCarthy Tétrault LLP, our Canadian counsel, has advised us that there is doubt as to the enforceability in Canada against us or against any of our directors or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the Federal securities laws of the United States.

EXPERTS

Our consolidated balance sheets as at December 31, 2005 and December 31, 2004, and the consolidated statements of loss, shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2005, December 31, 2004 and December 31, 2003, have been incorporated in this prospectus by reference in reliance upon the report of PricewaterhouseCoopers LLP independent auditors, as indicated in their report with respect thereto, and included herein in reliance on the authority of that firm as experts in accounting and auditing in giving this report.

LEGAL MATTERS

The validity of the common shares offered hereby will be passed upon by McCarthy Tétrault LLP, Ottawa, Canada.

WHERE YOU CAN GET MORE INFORMATION

This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.  We are subject to the information and periodic reporting requirements of the Exchange Act and, as required by the Exchange Act, we file annual quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy the registration statement, including the related exhibits, the documents incorporated by reference into this prospectus and any document we file with the SEC, without charge, at the SEC’s public reference room 100 “F” Street, N.E., Washington, D.C. 20549.  Our SEC file number is 000-28882.  Please call the SEC 1-800-SEC-0330 for further information on the public reference room.  In addition, the registration statement and the documents incorporated by reference into this prospectus are publicly available, free of charge, through the website maintained by the SEC at www.sec.gov.  The SEC website also contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including us) file electronically with the SEC.

Additional information relating to us is available on the System for Electronic Document Analysis and Retrieval at www.sedar.com.

We encourage you to review any documents and reports we will file after the date of this prospectus as required by Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

Prior to March 21, 2005, we were subject to the informational requirements of the Exchange Act applicable to foreign private issuers and fulfilled the obligations of these requirements by filing reports with the SEC.  As a foreign private issuer, we were exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and its officers and directors and principal shareholders were exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we were not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or promptly as United States companies whose securities are registered under the Exchange Act.  However, we filed with the SEC, within six months after the end of each fiscal year, an annual report on Form 20-F or Form 40-F containing financial statements examined and reported on, with an opinion expressed by an independent public accounting firm.  We furnished the following types of information to the SEC under cover of Form 6-K:

•                                          material information that we otherwise made publicly available in reports it filed with regulatory authorities in Canada;

•                                          material information that we filed with the Toronto Stock Exchange; and

•                                          material information that we distributed to our shareholders.

As of March 21, 2005, our board of directors determined that we had ceased to be a foreign private issuer and since that date has complied with the filing and reporting obligations under the Exchange Act.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in other documents that we file with it, which means that we can disclose important information by referring to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have sold all of the common shares to which this prospectus relates or the offering is otherwise terminated.

•                  our Annual Report on Form 10-KSB and Form 10-KSB/A for the year ended December 31, 2005;

•                  our Quarterly Report on Form 10-QSB for the fiscal quarter ended March 31, 2006;

•                  our Quarterly Report on Form 10-QSB for the fiscal quarter ended June 30, 2006;

•                  our Quarterly Report on Form 10-QSB for the fiscal quarter ended September 30, 2006; and

•                  our Reports on Form 8-K furnished to the SEC on April 28, 2006, June 20, 2006, November 22, 2006, December 6, 2006, December 22, 2006 and February 7, 2007.

Each of these filings is available in electronic format, through the SEC’s website at www.sec.gov.  You may also request a copy of these filings, at no cost, by writing or telephoning us.  Any requests should be directed to:

A. Richard Juelis
Vice President, Finance and Chief Financial Officer
World Heart Corporation
7799 Pardee Lane
Oakland, California 94621
(510) 563-5000